UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 1.   Subject Company Information.

The second sentence of Item 1(b) of the Schedule 14D-9 is hereby amended and restated as follows:

“As of November 20, 2009, there were 71,229,890 Shares outstanding, an additional 5,347,603 Shares issuable upon exercise of outstanding stock options granted pursuant to the Company’s equity compensation plans and an additional 432,498 Shares issuable upon exercise of outstanding warrants.”

Item 1(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

“Stock Repurchases since November 20, 2007

On April 28, 2008, the Company announced that its Board of Directors had approved a stock repurchase program, which authorized the Company to purchase up to $15.0 million of the Company’s Shares during the following six months.  Between May and August 2008, the Company completed this repurchase program by purchasing 3.9 million Shares for a total cost of $15.0 million, as set forth in the table below.  The repurchases were made in the open market and in privately negotiated purchases. The timing and amount of the Shares the Company purchased were determined by its management based on its evaluation of market conditions and other factors.  No Shares were purchased from the Purchaser as part of this repurchase program. The Company has not repurchased any Shares since the completion of the repurchase program.

Period	Number of Shares Repurchased	Average Purchase Price Per Share	Minimum Purchase Price Per Share	Maximum Purchase Price Per Share
Second Quarter 2008	1,422,400	$3.42	$3.12	$3.72
Third Quarter 2008	2,484,540	$4.08	$3.32	$4.35
Total	3,906,940	$3.84	$3.12	$4.35

”

Item 2.   Identity and Background of Filing Person.

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

“On November 23, 2009, KPN, Purchaser, Merger Sub and the Company entered into a Settlement Agreement (the “Settlement Agreement”), which provided for, among other things, Purchaser to amend the Revised Offer by increasing the price to be paid per Share to $3.00 and extending the expiration date of the Offer to 12:00 midnight, New York City time, on December 8, 2009 (the “Amended Offer”) in exchange for, among other things, the Special Committee’s recommendation that the Public Stockholders accept the Amended Offer and tender their shares pursuant to the Amended Offer and the resignation of each of the current directors on the Company’s Board (other than Purchaser’s designees) upon the consummation of the Amended Offer. See Item 8(g) “Additional Information—Settlement Agreement” below for a description of the Settlement Agreement.

On November 23, 2009, Purchaser, KPN, Merger Sub and the Company also filed Amendment No. 8 to the Schedule TO, which amended and supplemented the Schedule TO in order to reflect the Amended Offer, among other things.

Please see Schedule A to this Statement for details regarding the business, background and other information for each of the Company’s executive officers and directors.”

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3(b) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“(b)         Cash Consideration Payable Pursuant to the Amended Offer

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Amended Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders of the Company. As of November 20, 2009, the Company’s directors and executive officers owned in the aggregate 2,466,410 Shares (excluding options to purchase Shares, which are discussed below in Item 3(c)). If the directors and executive officers were to tender all Shares owned by them for purchase pursuant to the Amended Offer and those Shares were accepted for purchase and purchased by Purchaser at the Amended Offer price of $3.00 per Share (the “Amended Offer Price”), the directors and executive officers would receive an aggregate of approximately $7,399,230 in cash.

As discussed in Item 4(b), to the Company’s knowledge after making reasonable inquiry, the directors and executive officers of the Company that currently own Shares intend to tender or sell Shares held of record or beneficially owned by them to Purchaser in the Amended Offer.”

The first two paragraphs under the heading “Equity Incentive Awards — Options” of Item 3(c) of the Schedule 14D-9 are hereby amended and restated as follows:

“As of November 20, 2009, the Company’s directors and executive officers held vested and exercisable options to purchase 1,333,704 Shares, 602,465 of which had an exercise price equal to or below the Amended Offer Price and 731,239 of which had an exercise price above the Amended Offer Price. The vested options with an exercise price below the Amended Offer Price had exercise prices ranging from $0.92 to $2.58.

In addition, as of November 20, 2009, the Company’s directors and executive officers held unvested options to purchase 852,236 Shares, 495,625 of which had an exercise price equal to or below the Amended Offer Price and 356,611 of which had an exercise price above the Amended Offer Price. The unvested options with an exercise price below the Amended Offer Price had exercise prices of $0.92.”

The fifth paragraph under the heading “Equity Incentive Awards — Options” of Item 3(c) of the Schedule 14D-9 is hereby amended and restated as follows:

“The following chart summarizes the outstanding options for each of the Company’s executive officers and directors and the value of each option, as of November 20, 2009, based on a per share Amended Offer Price of $3.00. The value of outstanding options, whether vested or unvested, is the number of such vested or unvested options, as applicable, multiplied by the amount by which the Amended Offer Price exceeds the exercise price of such options. For purposes of computing value, options with an exercise price exceeding the Amended Offer Price are deemed not to have value and are not reflected in the chart, but those options are included in the footnotes following the chart.

		Value of		Value of
	Total	Outstanding	Total	Outstanding
	Unvested	Unvested	Vested	Vested
	Options	Options	Options	Options

Ofer Gneezy (1)	113,750	$236,600	107,797	$141,869
Gordon J. VanderBrug, Ph.D. (2)	81,250	$169,000	100,297	$127,196
Eelko Blok	—	—	—	—
Charles N. Corfield (3)	24,375	$50,700	5,625	$11,700
Robert H. Brumley (4)	24,375	$50,700	5,625	$11,700
Joost Farwerck	—	—	—	—
W. Frank King, Ph.D (5)	24,375	$50,700	67,986	$81,584
Paul H. Floyd (6)	56,875	$118,300	173,824	$148,828
Mark S. Flynn (7)	56,875	$118,300	13,125	$27,300
Richard G. Tennant (8)	56,875	$118,300	115,061	$151,735
Edwin van Ierland (9)	56,875	$118,300	13,125	$27,300

(1)   In addition, Mr. Gneezy holds 196,752 options where the exercise prices exceed the Amended Offer Price and range from $4.42 to $30.96, of which 121,752 are vested and 75,000 are unvested.

(2)   In addition, Dr. VanderBrug holds 171,954 options where the exercise prices exceed the Amended Offer Price and range from $4.42 to $28.14, of which 109,454 are vested and 62,500 are unvested.

(3)   In addition, Mr. Corfield holds 80,368 options where the exercise prices exceed the Amended Offer Price and range from $4.51 to $10.42, of which 61,618 are vested and 18,750 are unvested.

(4)   In addition, Mr. Brumley holds 118,744 options where the exercise prices exceed the Amended Offer Price and range from $4.51 to $6.88, of which 99,994 are vested and 18,750 are unvested.

(5)   In addition, Dr. King holds 118,744 options where the exercise prices exceed the Amended Offer Price and range from $4.51 to $6.88, of which 99,994 are vested and 18,750 are unvested.

(6)   In addition, Mr. Floyd holds 113,173 options where the exercise prices exceed the Amended Offer Price and range from $4.42 to $4.90, of which 66,423 are vested and 46,750 are unvested.

(7)   In addition, Mr. Flynn holds 96,954 options where the exercise prices exceed the Amended Offer Price and range from $4.51 to $6.78, of which 58,843 are vested and 38,111 are unvested.

(8)   In addition, Mr. Tennant holds 131,161 options where the exercise prices exceed the Amended Offer Price and range from $3.54 to $4.90, of which 84,411 are vested and 46,750 are unvested.

(9)   In addition, Mr. van Ierland holds 60,000 options where the exercise prices exceed the Amended Offer Price and range from $4.51 to $6.47, of which 28,750 are vested and 31,250 are unvested.

In addition to the information set forth in the chart above, pursuant to the Settlement Agreement, the Company agreed that any stock options owned by the members of the Company’s Board of Directors, which otherwise would have remained unvested, will vest fully as of the consummation of the Amended Offer.”

The first paragraph under the heading “Director Fees” of Item 3(c) of the Schedule 14D-9 is hereby amended and restated as follows:

“The Company’s Board of Directors is comprised of seven individuals. Of them, Ofer Gneezy and Gordon J. VanderBrug are executive officers of the Company. Eelco Blok and Joost Farwerck were appointed by Purchaser. W. Frank King, Robert H. Brumley and Charles Corfield are not employees of the Company, not affiliated with KPN and were appointed to the Special Committee. The following table sets forth the schedule of annual retainer and meeting fees currently in effect for each of the Company’s independent non-employee directors:

Type of Fee	Dollar Amount
Annual Board Retainer	$30,000
Annual Retainer for Service as the Chair of Audit Committee	$15,000
Annual Retainer for Service as a non-Chair Member of Audit Committee	$10,000
Annual Retainer for Service as the Chair of Compensation Committee	$10,000
Annual Retainer for Service as a non-Chair of Compensation Committee	$5,000

”

The paragraph under the heading “Base Salary of Executive Officers” of Item 3(c) of the Schedule 14D-9 is hereby amended and restated as follows:

“The current base salaries of our executive officers are: Ofer Gneezy, President & Chief Executive Officer, $588,000; Gordon J. VanderBrug, Executive Vice President, $396,000; Richard G. Tennant, Chief Financial Officer & Senior Vice President, Finance, $332,000; Paul H. Floyd, Senior Vice President of Global Products, Networks and Systems, $297,000; Mark S. Flynn, Chief Legal Officer & Corporate Secretary, $305,000; and Edwin van Ierland, Senior Vice President, Global Sales & Purchase, $274,000.”

The second paragraph under the heading “Severance Compensation and Change-in-Control Arrangements” of Item 3(c) of the Schedule 14D-9 is hereby amended and restated as follows:

“The severance and change-in-control agreements with each of Mr. Gneezy and Dr. VanderBrug provide that, in the event of a termination of employment by the Company without “cause” or by the executive for “good reason,” as such terms are defined in the agreements, the executive will be entitled to payment of a pro-rata annual bonus up to the date of termination, the continuation of base salary for a period of 24 months following the termination date, payment of an amount equal to two times the executive’s full target annual bonus for the year in which the termination occurs, the right to exercise any stock options granted under the applicable stock plan for the shorter of the period provided under the applicable stock plan or 90 days following the termination date to the extent that such stock options are vested and exercisable during such period, payment of restricted stock that would have vested within 90 days following termination and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 24 month severance period. In addition, in the event of a termination by the Company without “cause” or by the executive for “good reason” within one year following a change of control, as defined in the agreements (which, as noted below, the consummation of the Amended Offer and the Merger will not constitute), the executive would be entitled to payment of a pro-rata annual bonus up to the date of termination, a lump sum cash payment equal to two times the executive’s base salary and two times the executive’s full target annual bonus for the year in which the termination occurs, immediate vesting of all outstanding stock options and restricted stock and the right to exercise such stock options during the 24-month severance period, and the continued payment of the employer-paid premiums for medical, dental and other health benefits for the 24-month severance period.  In exchange for the severance and change in control benefits, the agreements also contain non-competition and non-solicitation provisions by which the executives have agreed to be bound during their respective severance periods and require the executives to enter into general releases of all claims against the Company, its affiliates, agents and employees in order to receive the termination benefits.  On November 23, 2009, at the request of Purchaser and concurrently with the execution of the Settlement Agreement, Ofer Gneezy, the Company’s President and Chief Executive Officer, and Gordon J. VanderBrug, the Company’s Executive Vice President, executed letters of resignation for “good reason” with the Company, copies of which are attached hereto as Exhibits (a)(53) and (a)(54) respectively, (the “Resignation Letters”).  The Resignation Letters are subject to, and effective only upon, the consummation of the Amended Offer.  In addition, the Resignation Letters amend the agreements to provide (i) the payment of the pro rata annual bonus for 2009, which may be the full amount of such bonus if the termination occurs in 2010, and (ii) that any stock options owned by Mr. Gneezy and Dr. VanderBrug, which otherwise would have remained unvested, will vest fully as of the consummation of the Amended Offer.  The consummation of the Amended Offer and the Merger will not constitute a change in control for purposes of the agreements.”

The sixth paragraph under the heading “Severance Compensation and Change-in-Control Arrangements” of Item 3(c) of the Schedule 14D-9 is hereby amended and restated as follows:

“The following chart presents the Company’s estimate of the amount of benefits to which Messrs. Gneezy, VanderBrug, Tennant, Flynn, Floyd and van Ierland would be entitled if each of them were terminated by the Company without “cause” or they terminated their employment for “good reason”, as such terms are defined in their respective severance and change-control agreements, occurring on November 20, 2009.

	Severance Payments(1)	Health Benefits(2)	Bonus(3)	Total
Mr. Gneezy	$2,352,000	$38,230	$1,043,901	$3,434,131
Dr. VanderBrug	$1,584,000	$38,230	$703,036	$2,325,266
Mr. Tennant	$574,000	$19,115	$429,633	$1,022,748
Mr. Flynn	$478,000	$19,115	$307,134	$804,249
Mr. Floyd	$523,000	$12,205	$401,227	$936,432
Mr. van Ierland	$454,000	$6,101	$319,562	$779,663

(1)   Severance Payments includes (i) the continuation of base salary for a period of 12 or 24 months, as applicable, following the termination date and (ii) the payment of an amount equal to one or two times, as applicable, the executive’s full target annual bonus for the year in which the termination occurs.

(2)   Health Benefits includes the continued payment of the employer-paid premiums for medical, dental and other health benefits of the executive for the 12 or 24 month severance period, as applicable.

(3)   Bonus consists of the payment of the executive’s pro-rata annual bonus up to the date of termination, which is the pro-rata portion of the annual bonus that would have been payable if the executive had been employed at year end and achieved the performance goals to the same extent such performance goals were achieved as of November 20, 2009, the assumed termination date.”

Item 4.   The Solicitation or Recommendation

Item 4(a) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“(a)         Recommendation of the Special Committee

As described in more detail below, upon careful consideration of the terms and conditions of the Amended Offer and after consultation with the Special Committee’s outside legal counsel and financial advisor, the Special Committee unanimously determined at a meeting duly held on November 22, 2009 that the Amended Offer is fair, from a financial point of view, to the Public Stockholders.

ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S PUBLIC STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE AMENDED OFFER.”

Item 4(b) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“(b)         Intent to Tender

In light of (i) Purchaser’s cash offer of $3.00 per Share and (ii) the Special Committee’s recommendation, to the Company’s knowledge after making reasonable inquiry, the directors and executive officers of the Company that currently own Shares intend to tender or sell Shares held of record or beneficially owned by them to Purchaser in the Amended Offer.”

Item 4(c) of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“On November 17, 2009, Rene van Rooij, KPN’s Chief Legal Officer, received a call from Mark Flynn, the Company’s Chief Legal Officer and Corporate Secretary. On the call, Mr. van Rooij and Mr. Flynn discussed, among other things, the possibility of engaging in discussions regarding a possible settlement of the iBasis Delaware Action.

On November 17, 2009, Mr. Blok received a call from Mr. Gneezy, and Mr. Blok and Mr. Gneezy also discussed the possibility of engaging in discussions.

On November 20, 2009, Mr. Gneezy, Mr. VanderBrug, Mr. Flynn and Mr. King (who participated in the meeting telephonically) met with Mr. Blok and KPN representatives Daniel Braat and Michel Hoekstra in the Netherlands. At the meeting, the participants agreed to pursue negotiations of a possible settlement agreement based on an increased offer price of $3.00 per Share in cash (subject to agreement on the terms of the settlement).  On the afternoon of November 20, 2009, the Special Committee met telephonically with members of senior management and its independent legal counsel to discuss the terms of a possible settlement agreement.  Following that telephonic meeting, representatives of Cravath and Gibson Dunn exchanged calls regarding the possible terms of such settlement agreement.

On November 21, 2009, Cravath provided a draft settlement agreement to Gibson Dunn.  Later in the day Gibson Dunn informed Cravath that the Special Committee’s proposal would be forthcoming.

On the morning of November 22, 2009, Gibson Dunn provided Cravath with a revised draft of the settlement agreement. During the course of November 22, 2009, Mr. van Rooij, Mr. Hoekstra, Mr. Flynn and representatives from Gibson Dunn and Cravath participated in conference calls to negotiate the terms of the proposed settlement agreement providing for, among other things, an increase in the Offer Price to $3.00 per Share in cash, the dismissal with prejudice of the Delaware litigation (the “Delaware Litigation”) described in Item 8(g) “Additional Information—Litigation Filed by the Company Against KPN” below and the New York federal litigation (the “New York Federal Litigation”) described in Item 8(h) “Additional Information—Federal Litigation Filed by the Company Against KPN” below, and the termination of the Rights Agreement. Representatives of KPN indicated that $3.00 per Share was the best and final offer KPN would make to complete the Offer, and that execution of any settlement agreement would have to be conditioned on the Company agreeing to deliver the resignations of all members of the Board of Directors of the Company, other than KPN’s representatives, effective upon consummation of the Offer.

On the evening of November 22, 2009, after negotiations of the settlement agreement were substantially concluded, the Special Committee met with its independent legal and financial advisors and members of the Company’s senior management to discuss the terms of the settlement agreement and KPN’s proposed revised offer.  The members of the Special Committee discussed in detail with their advisors and Company management the terms of the settlement agreement and the Amended Offer. Jefferies also presented its financial analyses of the Amended Offer and delivered its written opinion, dated November 22, 2009, to the Special Committee, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the holders of Shares (other than KPN and any of its affiliates) pursuant to the Amended Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Jefferies, dated November 22, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex C. Jefferies provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Amended Offer.

After a lengthy discussion and careful consideration, including taking into account the factors set forth below under “Reasons for the Special Committee’s Recommendation,” the Special Committee unanimously approved the proposed settlement agreement, in substantially the form discussed at the meeting, and determined that the Amended Offer was fair to the Public Stockholders. Accordingly, the Special Committee unanimously determined to recommend that the Company’s Public Stockholders accept the Amended Offer and tender their Shares in the Amended Offer.

On November 23, 2009, KPN, Purchaser, Merger Sub and the Company entered into the Settlement Agreement. In connection with entering into the Settlement Agreement, substantially concurrently with the execution and delivery of the Settlement Agreement, counsel to KPN, the Company and the special committee, on behalf of their respective clients, entered into, and on November 23, 2009 filed with the Delaware Court of Chancery and the United States District Court for the Southern District of New York, stipulations in the Delaware Litigation and the New York Federal Litigation dismissing with prejudice the respective claims of each of the parties in those proceedings.  In addition, the Company will terminate the Rights Agreement within four business days of the date of the Settlement Agreement pursuant to the terms of the Settlement Agreement.”

Item 4(d) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“(d)         Reasons for the Special Committee’s Recommendation

The Special Committee has conducted a thorough review and consideration of the Amended Offer, and, after consultation with members of senior management and the Special Committee’s independent legal and financial advisors, has unanimously determined that the Amended Offer is fair, from a financial point of view, to the stockholders of the Company, other than KPN and its affiliates.

Accordingly, and for the reasons described in more detail below, the Special Committee unanimously recommends that the Public Stockholders accept the Amended Offer and tender their Shares to Purchaser pursuant to the Amended Offer.

Supportive Factors

The Special Committee considered each of the following factors as being generally supportive of its recommendation that the Company’s Public Stockholders accept the Amended Offer and tender their Shares to Purchaser in the Amended Offer:

Opinion of Jefferies.

•      The Special Committee considered the financial analyses presented to the Special Committee at its meeting on November 22, 2009 and Jefferies’ written opinion, dated November 22, 2009, to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth therein, the $3.00 per Share in cash proposed to be paid to the holders of Shares (other than KPN and any of its affiliates) pursuant to the Amended Offer and the Merger was fair from a financial point of view to such holders.  The full text of the written opinion of Jefferies, dated November 22, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken in connection with the opinion, is attached to this Statement as Annex C. Further discussion of the opinion of and the presentation by Jefferies to the Special Committee is set forth below under “Opinion of the Special Committee’s Financial Advisor”. Jefferies provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the Amended Offer. After considering the factors set forth herein, including the opinion of Jefferies, the Special Committee has unanimously concluded that the Amended Offer is fair from a financial point of view to the Company’s Public Stockholders.

Certain Rights Associated With Purchaser’s 56% Percent Ownership.

•      Purchaser currently has sufficient power, through its holdings of Shares and its ability to obtain majority representation on the Company’s Board at the Company’s next annual stockholders’ meeting, to approve a merger of the Company, involving a different price or form of consideration and other terms and conditions than those governing the Amended Offer, without the affirmative vote of any other stockholder of the Company or the approval of the independent directors of the Company, subject to compliance with the fiduciary duties of KPN and its representatives on the Company’s Board.

Availability of Appraisal Rights.

•      The Special Committee considered that under Delaware law, assuming completion of the Merger, Company stockholders who believe that the consideration proposed to be paid does not reflect the fair value of their Shares may elect to have the fair value of their Shares judicially determined if such holders comply with the provisions of the Delaware General Corporation Law. See Item 8(d) “— Additional Information — Appraisal Rights” below.

Amended Offer Price and the Course of Negotiations.

•      The Special Committee and its independent financial and legal advisors and KPN and its advisors have had extensive discussions regarding the Offer.  KPN has increased its price twice, first to $2.25 per Share and then to $3.00 per Share, for a total increase of 93.5% above its initial Offer Price of $1.55 per Share. Based on the course of negotiations between KPN and the Special Committee, the Special Committee believes that, at this time, it is highly unlikely that KPN would be willing to pay a higher price for the Company than $3.00 per Share.

Approval by a Majority of the Minority.

•      The Special Committee believes that the Majority-of-the-Minority Condition, which cannot be waived by Purchaser, would permit the holders of a majority of the outstanding Shares (excluding Shares held by KPN, Purchaser, Merger Sub or any of their respective affiliates or any director or officer of KPN, Purchaser, Merger Sub or the Company) to decide whether the Amended Offer should be completed by choosing whether or not to tender their respective Shares in the Amended Offer.

Possible Decline in the Company Market Price If KPN Withdraws.

•      The Special Committee noted the possibility that, if a transaction with KPN or its affiliates is not completed and KPN and its affiliates were to withdraw any and all proposals or offers to acquire Shares, the Company would remain a public company with a controlling stockholder and the market price of the Shares could decline significantly.

Potentially Negative Factors

The Special Committee considered the following factors to potentially be generally negative or not supportive in making its determination and recommendation:

Loss of Ability to Participate in the Future Growth of the Company.

•      Any stockholder who tenders all its Shares in the Amended Offer or has its Shares converted into cash in a subsequent merger would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company, including any increases due to the Company’s substantial growth opportunities from organic growth of its traditional business, outsourcing and via acquisitions.

Form of Consideration; Taxable Transaction.

•      The cash consideration to be received by the Public Stockholders in the Amended Offer would be taxable to the Public Stockholders for federal income tax purposes as discussed in the Offer to Purchase in the section entitled “The Tender Offer—Section 5. Certain United States Federal Income Tax Consequences.”

The Amended Offer is at a Discount to the Company’s 2008 Share Repurchase Program.

•      Between May 1, 2008 and August 31, 2008, the Board of Directors approved a $15,000,000 Share repurchase program as a result of the view that the Company’s Shares were trading at a substantial discount to their intrinsic value. Through this repurchase program, the Company repurchased 3,906,940 Shares at an average price of $3.84 per Share, including 2,153,140 Shares at an average price of $4.14 per Share in August 2008.

Process and Procedural Fairness

The Special Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the Amended Offer and to permit the Special Committee to represent effectively the interests of the Company’s stockholders other than KPN and its affiliates, each of which the Special Committee believes supports its decision and provides assurance of the fairness of the Amended Offer to the Company’s stockholders other than KPN and its affiliates. The Special Committee believes that the process it followed in making its determination and recommendation with respect to the Amended Offer was fair because:

•      The Amended Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Amended Offer such number of Shares representing at least a majority of the outstanding Shares excluding Shares held by KPN, Purchaser, Merger Sub or any of their respective affiliates or any director or officer of KPN, Purchaser, Merger Sub or the Company.

•      The Special Committee consists solely of directors who are not affiliates of KPN or its affiliates, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer.

•      The Special Committee retained and was advised by independent financial and legal advisors. The Special Committee, with the assistance of its financial and legal advisors, extensively negotiated with KPN and its representatives.

•      The Special Committee acted diligently in discharging its responsibilities, and met over twenty times in the last four months.

Factors Not Considered

The Special Committee did not consider liquidation value in determining the fairness of the Amended Offer to the Company’s stockholders, other than KPN and its affiliates, because of its belief that liquidation value does not present a meaningful valuation for the Company and its business as it believes the Company is a viable going concern and its value is derived from the cash flows generated from its continuing operations rather than from the value of assets that might be realized in a liquidation.

The Special Committee did not consider net book value in determining the fairness of the Amended Offer to the Company’s stockholders, other than KPN and its affiliates, because of its belief that net book value does not present a meaningful valuation for the Company and its business as the Company’s value is derived from the cash flows generated from its continuing operations.

According to the Schedule TO, in June 2009 KPN received a non-binding, indicative proposal from a leading private investment firm focused on technology industries (“Party A”) to acquire the outstanding Shares, including some or all of the Shares held by KPN and its affiliates, in which Party A valued the Company at $1.75 per Share.  Except with respect to KPN and the non-binding, indicative proposal from Party A received by KPN in June 2009, the Special Committee is not aware of any firm offers that have been made for the Company during the past two years for (a) the merger or consolidation of the Company with or into another company, or vice versa; (b) the sale or other transfer of all or any substantial part of the assets of the Company; or (c) a purchase of the Company’s securities that would enable the holder to exercise control of the Company. The Special Committee did not consider Party A’s indicative proposal in reaching its conclusion as to fairness.

A majority of the directors of the Company who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of preparing a report concerning the fairness of the Amended Offer. Because the Special Committee has retained Jefferies and Gibson Dunn as its financial and legal advisors, respectively, to assist it in considering the Amended Offer and in light of the procedural safeguards discussed above, however, the Special Committee does not believe that the failure to retain such a representative is material.

The foregoing discussion of the information and factors considered by the Special Committee is not meant to be exhaustive, but includes the material information and factors considered by the Special Committee in reaching its conclusions and recommendations. The members of the Special Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the number and variety of factors that the Special Committee considered, the members of the Special Committee did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Special Committee was made after considering the totality of the information and factors involved. In addition, individual members of the Special Committee may have given different weight to different factors.

Accordingly, the Special Committee unanimously recommends that the Company’s Public Stockholders accept the Amended Offer and tender their Shares in the Amended Offer.

Opinion of the Special Committee’s Financial Advisor

Jefferies served as the Special Committee’s financial advisor in connection with its consideration of the Amended Offer. On November 22, 2009, Jefferies rendered to the Special Committee its opinion to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth therein, the Amended Offer Price of $3.00 per Share in cash to be paid by KPN to the holders of Shares pursuant to the Amended Offer and the Merger was fair, from a financial point of view, to those holders (other than KPN and its affiliates). The Amended Offer and the Merger, taken together, are collectively referred to as the “Transaction.”

The full text of Jefferies’ opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Jefferies in connection with the opinion, is attached to this Statement as Annex C.  The Special Committee encourages stockholders to read the Jefferies opinion carefully and in its entirety.  Jefferies’ opinion was provided to the Special Committee in connection with the Special Committee’s consideration of the Transaction and addresses only the fairness, from a financial point of view at and as of the date of Jefferies’ opinion, of the Amended Offer Price to be paid by KPN to the holders of Shares (other than KPN and its affiliates) pursuant to the Transaction and does not address any other aspect of the Amended Offer.  Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender their Shares pursuant to the Amended Offer or as to any other matter.

In arriving at its opinion, Jefferies, among other things:

•                  reviewed the Schedule TO as amended through November 9, 2009 and a draft of the Settlement Agreement dated November 22, 2009;

•                  reviewed certain publicly available financial and other information about the Company;

•                  reviewed certain information furnished to Jefferies by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

•                  held discussions with members of senior management of the Company concerning the matters described in the prior two bullet points;

•                  reviewed the share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•                  compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Jefferies deemed relevant; and

•                  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, and did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to it or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by it.  In its review, Jefferies relied on assurances of the management of the Company that management was not aware of any facts or circumstances that would make such information inaccurate or misleading.  In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company.  Jefferies was not furnished with any such evaluations or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty.  The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company.  Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion.  Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to the Special Committee, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of the Transaction to the Company and its stockholders.  In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Transaction to any holder of Shares.  Jefferies also assumed that the final form of the Settlement Agreement was substantially similar to the last draft reviewed by Jefferies. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases pursuant to the terms and conditions of the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction in any way meaningful to Jefferies’ analysis.

Jefferies’ opinion was for the use and benefit of the Special Committee in its consideration of the Transaction, and Jefferies’ opinion did not address the relative merits of the Transaction as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Special Committee to engage in the Transaction or the terms of the Settlement Agreement or the documents referred to therein.  Jefferies’ opinion does not constitute a recommendation to the holders of any Shares as to whether or not such holders should tender their Shares pursuant to the Amended Offer or as to any other matter.  In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Shares (other than KPN and its affiliates).  Jefferies expressed no opinion as to the price at which Shares will trade at any time.  Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Amended Offer Price to be paid by KPN to the holders of Shares. Jefferies’ opinion has been authorized by its Fairness Committee.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description.  Jefferies believes that its analyses must be considered as a whole.  Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion.  In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the Company’s actual value.  Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the Company’s and Jefferies’ control.  The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.  In addition, analyses relating to the per share value of the Shares do not purport to be appraisals or to reflect the prices at which Shares may actually be sold.  The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the Amended Offer Price to be paid by KPN to the holders of Shares (other than KPN and its affiliates) pursuant to the Amended Offer and the Merger, and were provided to the Special Committee in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion. The financial analyses summarized below include information presented in tabular format.  In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The summary below is qualified by reference to the complete written presentation, a copy of which has been filed as an exhibit to this Statement. The financial and comparative analyses summarized below are substantially similar to the financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery to the Special Committee of its opinions dated July 29, 2009 and dated October 14, 2009, respectively, except that the analyses performed in connection with Jefferies’ earlier opinions were based on market and stock trading data available as of those dates.   The complete written presentations dated July 29, 2009 and October 13, 2009 delivered to the Special Committee in connection with Jefferies’ opinion letters dated July 29, 2009 and October 14, 2009, respectively, have also been filed as exhibits to this Statement.  A complete copy of each of Jefferies’ presentations will also be available for inspection and copying at the Company’s principal executive offices during regular business hours by any interested stockholder of the Company or any representative of such stockholder who has been so designated in writing and also may be inspected and copied at the office of, and obtained by mail from, the SEC.

Transaction Overview

Based upon the approximately 72.5 million Shares that were outstanding as of November 20, 2009 on a fully diluted basis (calculated using the treasury stock method at the Amended Offer Price per Share of $3.00), Jefferies noted that the Amended Offer Price of $3.00 per Share implied an equity value of approximately $217.4 million.  Net of approximately $19.9 million of debt and $56.0 million of cash and cash equivalents (as of September 30, 2009), Jefferies noted that the Amended Offer Price implied an enterprise value of approximately $181.2 million.  Jefferies also noted that the Amended Offer Price of $3.00 represented:

•                  a premium of 32.7% over the closing price per Share on November 20, 2009 of $2.26;

•                  a premium of 130.8% over the closing price per Share on July 10, 2009 of $1.30, which was the last trading day prior to the date that KPN announced its intent to commence the Offer at a price per Share of $1.55; and

•                  a premium of 109.8% over the closing price per Share on June 12, 2009 of $1.43, which was the closing price per Share 20 trading days prior to July 13, 2009, which was the date that KPN announced its intent to commence the Offer at a price per Share of $1.55.

Public Company Comparables Analysis

Using publicly available information and information provided by the Company’s management, Jefferies analyzed the trading multiples of the Shares and the corresponding trading multiples of certain selected companies comparable with the Company, which are referred to as the “Selected Comparable Companies”:

Selected Comparable Companies

•                  8x8, Inc.

•                  Arbinet Corporation

•                  Citic 1616 Holdings Limited

•                  COLT Telecom Group S.A.

•                  Global Crossing Limited

•                  IDT Corporation

•                  Neutral Tandem, Inc.

•                  Rostelecom OAO

•                  Tata Communications Limited

•                  Vonage Holdings Corp.

In its analysis, Jefferies derived and compared multiples for the Company and each of the Selected Comparable Companies, calculated as follows:

•                  the enterprise value divided by

•                  last twelve months, or LTM, revenue, which is referred to below as “Enterprise Value/LTM Revenue;”

•                  estimated revenue for fiscal year ending December 31, 2009, which is referred to below as “Enterprise Value/2009E Revenue;” and

•                  estimated revenue for fiscal year ending December 31, 2010, which is referred to below as “Enterprise Value/2010E Revenue;”

•                  the enterprise value divided by

•                  LTM gross profit, which is referred to below as “Enterprise Value/LTM Gross Profit;”

•                  estimated gross profit for fiscal year ending December 31, 2009, which is referred to below as “Enterprise Value/2009E Gross Profit;” and

•                  estimated gross profit for fiscal year ending December 31, 2010, which is referred to below as “Enterprise Value/2010E Gross Profit;”

•                  the enterprise value divided by

•                  LTM earnings before interest, taxes, depreciation and amortization, or EBITDA, which is referred to below as “Enterprise Value/LTM EBITDA;”

•                  estimated EBITDA for fiscal year ending December 31, 2009, which is referred to below as “Enterprise Value/2009E EBITDA;” and

•                  estimated EBITDA for fiscal year ending December 31, 2010, which is referred to below as “Enterprise Value/2010E EBITDA.”

This analysis indicated the following:

Comparable Public Company Multiples

Benchmark	High	Low	Mean	Median
Enterprise Value/LTM Revenue	4.2x	0.0x	1.2x	0.8x
Enterprise Value/2009E Revenue	3.9x	0.0x	1.2x	0.8x
Enterprise Value/2010E Revenue	3.3x	0.5x	1.2x	1.0x
Enterprise Value/LTM Gross Profit	7.2x	0.1x	2.8x	2.0x
Enterprise Value/2009E Gross Profit	6.7x	0.1x	2.9x	2.5x
Enterprise Value/2010E Gross Profit	5.5x	1.1x	2.9x	2.7x
Enterprise Value/LTM EBITDA	23.5x	0.7x	9.7x	8.1x
Enterprise Value/2009E EBITDA	39.8x	1.8x	9.6x	7.9x
Enterprise Value/2010E EBITDA	8.0x	2.5x	5.7x	6.4x

Jefferies then selected certain reference ranges for each of these ratios and calculated the corresponding ranges of implied equity values of the Company.  This analysis indicated the following ranges of implied equity values of the Company, compared in each case to the Amended Offer Price per Share of $3.00.

•                  based on a reference range of

•                  0.2x – 0.6x for the Company’s LTM revenues, the implied values per Share range from approximately $3.39 to $8.91;

•                  0.2x – 0.6x for the Company’s estimated revenues for fiscal year ending December 31, 2009, the implied values per Share range from approximately $3.35 to $8.80; and

•                  0.2x – 0.6x for the Company’s estimated revenues for fiscal year ending December 31, 2010, the implied values per Share range from approximately $3.85 to $10.24;

•                  based on a reference range of

•                  1.0x – 4.0x for the Company’s LTM gross profit, the implied values per Share range from approximately $2.26 to $7.32;

•                  1.0x – 3.5x for the Company’s estimated gross profit for fiscal year ending December 31, 2009, the implied values per Share range from approximately $2.29 to $6.60; and

•                  1.0x – 3.0x for the Company’s estimated gross profit for fiscal year ending December 31, 2010, the implied values per Share range from approximately $2.60 to $6.64;

•                  based on a reference range of

•                  3.5x – 7.5x for the Company’s LTM EBITDA, the implied values per Share range from approximately $2.49 to $4.71;

•                  3.0x – 7.0x for the Company’s estimated EBITDA for fiscal year ending December 31, 2009, the implied values per Share range from approximately $2.32 to $4.69; and

•                  2.5x – 6.0x for the Company’s estimated EBITDA for fiscal year ending December 31, 2010, the implied values per Share range from approximately $2.43 to $5.05.

No company utilized in the comparable company analysis is identical to the Company.  In evaluating the selected companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control.  Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

Selected Comparable Transactions Analysis

Using publicly available information and other information, Jefferies examined the following five transactions involving telecommunications companies in the diversified carrier segment and announced since January 1, 2003.  The transactions considered and the month and year each transaction was announced were as follows:

Month and Year Announced	Target	Acquiror
August 2008	China Motion Netcom Limited	Citic 1616 Holdings Limited
January 2007	Telco Group, Inc.	Leucadia National Corporation
September 2006	Yak Communications Inc.	Globalive Communications Corp.
June 2005	Net2Phone, Inc.	IDT Corporation
June 2005	Teleglobe International Holdings Ltd.	Videsh Sanchar Nigam Limited

Using publicly available estimates and other information for each of these transactions, Jefferies reviewed:

•                  Enterprise Value/LTM Revenue;

•                  Enterprise Value/LTM Gross Profit; and

•                  Enterprise Value/LTM EBITDA.

This analysis indicated the following:

Selected Comparable Transactions Multiples

Benchmark	High	Low	Mean	Median
Enterprise Value/LTM Revenue	1.4x	0.2x	0.6x	0.5x
Enterprise Value/LTM Gross Profit	3.5x	1.4x	2.5x	2.4x
Enterprise Value/LTM EBITDA	14.1x	6.1x	9.0x	6.8x

Jefferies then selected certain reference ranges for each of these ratios and calculated the corresponding ranges of implied equity values of the Company.  This analysis indicated the following ranges of implied equity values of the Company, compared in each case to the Amended Offer Price per Share of $3.00.

•                  based on a reference range of 0.3x – 0.6x for the Company’s LTM revenues, the implied values per Share range from approximately $4.80 to $8.91;

•                  based on a reference range of 1.5x –3.0x for the Company’s LTM gross profit, the implied values per Share range from approximately $3.12 to $5.66; and

•                  based on a reference range of 6.0x – 7.0x for the Company’s LTM EBITDA, the implied values per Share range from approximately $3.89 to $4.44.

No transaction utilized as a comparison in the comparable transaction analysis is identical to the Amended Offer.  In evaluating the Amended Offer, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control.  Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analyses

Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending December 31, 2014 using the financial projections of the Company’s management, discount rates ranging from 17% to 20%, as well as discount rates ranging from 11% to 14%, and perpetual growth rates of free cash flow after fiscal year 2014 ranging from 2.0% to 4.0%.  The discount rates ranging from 17% to 20% were calculated based on the Company’s estimated weighted average cost of capital, or “WACC,” of 17.9% based on the Company’s beta, and the discount rates ranging from 11% to 14% were calculated based on the Company’s estimated WACC of 12.9% based on the median beta of the Selected Comparable Companies.  “Beta” is a widely-used quantitative measure of the volatility of a given stock or group of stocks relative to the overall market or a broad market index and is used in the estimation of WACC.  To determine the implied total equity value for the Company, Jefferies added cash and cash equivalents and subtracted indebtedness from the implied enterprise value for the Company, as well as adjusted for the present value of the remaining net operating loss carry forwards as provided by the Company’s management. This analysis indicated a range of implied values per Share of approximately $5.94 to $7.67 (using discount rates ranging from 17% to 20%), and approximately $8.74 to $13.90 (using discount rates ranging from 11% to 14%), compared in each case to the Amended Offer Price per Share of $3.00.

Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in 31 selected merger and acquisition transactions over the past five years involving North American telecommunications services companies having an equity value of between $25 million and $1 billion and announced since January 1, 2005.

For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing share price one trading day and twenty trading days prior to the transaction’s announcement.  This analysis indicated the following median premiums for those time periods prior to announcement:

Time Period Prior to Announcement	Median Premium
1-trading day	29.5%
20-trading days	29.0%

Using these median premia and the closing prices per Share 1-trading day and 20-trading days prior to July 13, 2009, which was the date that KPN announced its intent to commence the Offer at a price per Share of $1.55, this analysis indicated a range of implied values per Share of approximately $1.30 to $3.05 and approximately $1.34 to $3.27, respectively, compared in each case to the Amended Offer Price per Share of $3.00.

Minority Squeeze-Out Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in 29 transactions announced since January 1, 2007 in which the acquiror owned at least of a majority of the equity of the target company before the transaction.

For each of these transactions, Jefferies calculated the premium represented by the final agreed to price over the target company’s closing share price one trading day and twenty trading days prior to the transaction’s announcement.  This analysis indicated the following median premiums for those time periods prior to announcement:

Time Period Prior to Announcement	Median Premium
1-trading day	33.3%
20-trading days	31.5%

Using these median premia and the closing prices per share of iBasis 1-trading day and 20-trading days prior to July 13, 2009, which was the date that KPN announced its intent to commence the Offer at a price per Share of $1.55, this analysis indicated a range of implied values per Share of approximately $1.13 to $4.55 and approximately $1.08 to $7.15, respectively, compared in each case to the Amended Offer Price per Share of $3.00.

Jefferies’ opinion was one of many factors taken into consideration by the Special Committee in making its determination to approve the Amended Offer and should not be considered determinative of the views of the Special Committee or management with respect to the Transaction or the Amended Offer Price.

Jefferies was selected by the Special Committee based on Jefferies’ qualifications, expertise and reputation.  Jefferies is an internationally recognized investment banking and advisory firm.  Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Jefferies maintains a market in the securities of the Company and KPN, and in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company or KPN and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Company, KPN, or entities that are affiliated with the Company or KPN, for which Jefferies would expect to receive compensation.

Pursuant to an engagement agreement between the Company and Jefferies dated July 21, 2009, the Company has agreed to pay Jefferies customary advisory fees that will be payable whether or not the Amended Offer is consummated. The Company has also agreed to reimburse Jefferies’ expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Jefferies and related persons against liabilities arising out of or in connection with the services rendered by it under its engagement, including certain liabilities arising under federal securities laws.”

Item 5.   Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

“Fees and Expenses

The following is an estimate of the fees and expenses incurred and estimated to be incurred by the Company in connection with the Amended Offer:

Financial Advisor’s Fees and Expenses	$2,900,000
Legal Fees and Expenses	9,500,000
Other Advisory Fees and Printing and Miscellaneous Fees and Expenses	1,230,000
Total	$13,630,000
”

Item 8.   Additional Information.

Item 8(a) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

“In connection with the Settlement Agreement, the Company agreed to take all action necessary to terminate the Rights Agreement within four business days following the execution and delivery of the Settlement Agreement, by entering into an amendment to the Rights Agreement.”

Item 8(g) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

“On November 23, 2009, KPN, Purchaser, Merger Sub and the Company entered into the Settlement Agreement. In connection with entering into the Settlement Agreement, substantially concurrently with the execution and delivery of the Settlement Agreement, counsel to KPN, the Company and the Special Committee, on behalf of their respective clients, entered into, and on November 23, 2009 filed with the Delaware Court of Chancery and the United States District Court for the Southern District of New York, stipulations in the Delaware Litigation and the New York Federal Litigation dismissing with prejudice the respective claims of each of the parties in those proceedings.  In addition, the Company will terminate the Rights Agreement within four business days of the date of the Settlement Agreement pursuant to the terms of the Settlement Agreement.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph of Item 8:

“(i)          The Settlement Agreement.

The following is a summary of the material provisions of the Settlement Agreement qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached hereto as Exhibit (a)(48) and is incorporated herein by reference.  This summary of terms has been included to provide you with information regarding the terms of the Settlement Agreement and is not intended to modify or supplement any factual disclosures about the Company, KPN, Purchaser or Merger Sub (or their affiliates) in public reports filed with the SEC.  In particular, the Settlement Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company, KPN, Purchaser or Merger Sub (or their affiliates).

Dismissal of Litigation and Mutual Releases.  Pursuant to the terms of the Settlement Agreement, substantially concurrently with the execution and delivery of the Settlement Agreement, counsel to KPN, the Company and the Special Committee, on behalf of their respective clients, entered into, and on November 23, 2009 will file with the Delaware Court of Chancery and the United States District Court for the Southern District of New York, stipulations in the Delaware Litigation and the New York Federal Litigation dismissing with prejudice the respective claims of each of the parties in those proceedings.

In addition, the Settlement Agreement provides that KPN, Purchaser, Merger Sub and the Company, on behalf of themselves and each of their affiliates, directors, officers, employees, successors, agents, representatives and assigns, release each other from all existing and future claims arising out of or that are directly related to the allegations made in the Delaware Litigation or the New York Federal Litigation.

Termination of Rights Agreement.  Pursuant to the terms of the Settlement Agreement, the Company will terminate the Rights Agreement within four business days of the date of the Settlement Agreement.

The Offer.  The Settlement Agreement requires KPN, Purchaser and Merger Sub to amend the Offer to increase the purchase price to $3.00 per Share, net to the seller in cash, to provide that the conditions will be as set forth in “— Conditions to the Offer” below and not others, to provide that the expiration date is December 8, 2009 and to otherwise conform to the requirements of the Settlement Agreement.  KPN, Purchaser and Merger Sub expressly reserve the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer;

provided that KPN, Purchaser and Merger Sub may not (i) reduce the amount of, or change the form of, the consideration to be paid in the Offer or reduce the number of Shares sought in the Offer, (ii) amend or waive satisfaction of the Majority-of-the-Minority Condition, impose additional conditions to the Offer, amend, modify, supplement, or otherwise change any of the conditions to the Offer set forth in “— Conditions to the Offer” below, (iii) amend any other term of the Offer in any manner adverse to the Public Stockholders that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer or (iv) extend the expiration date of the Offer except as otherwise provided in the Settlement Agreement.  In addition, the Majority-of-the-Majority Condition is nonwaivable.

Extensions of the Offer.  KPN, Purchaser and Merger Sub may extend the Offer for two successive periods not to exceed 10 business days each, until the conditions to the Offer are satisfied or waived if any of the conditions is not satisfied or waived on any scheduled expiration date of the Offer.  In no event will Purchaser be required or permitted to extend the Offer beyond January 8, 2010.  The Settlement Agreement obligates Purchaser to extend the Offer (but not beyond January 8, 2010) for a period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by applicable law.

The Settlement Agreement obligates Purchaser, subject to the terms and conditions set forth therein and to the satisfaction or waiver of the conditions set forth in “— Conditions to the Offer” below, to accept for payment and pay for, promptly after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer and validly tendered in any subsequent offering period.  The date on which Shares are first accepted for payment pursuant to the Offer is referred to as the “Acceptance Date.”

Subsequent Offering Period.  Following expiration of the Offer, Purchaser may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act.

Directors and Officers.  The Settlement Agreement provides that at or prior to the Acceptance Date the Company shall obtain the resignation of each of its current directors (other than Purchaser’s designees), effective as of the Acceptance Date, and take all other action necessary to cause Purchaser’s designees to be elected or appointed to the Company’s Board of Directors, effective as of the Acceptance Date.

Bylaw Amendments.  The Settlement Agreement provides that, at or prior to the Acceptance Date, the Company’s Board of Directors will amend the Company’s bylaws to remove Section 3.2 of the bylaws (which relates to certain special director nomination provisions).  In addition, the Company’s Board of Directors will amend Section 8.1 of the Company’s bylaws to provide that, during the Control Period, bylaw amendments by the Company’s Board of Directors may be effected by resolution of the board and will not require the separate approval of a majority of the non-KPN directors. These amendments are referred to as the “Specified Bylaw Amendments”.

Short-Form Merger.  The Settlement Agreement provides that if, as a result of the consummation of the Offer, KPN and its affiliates own at least 90% of the outstanding Shares, the parties will take all necessary and appropriate action to affect the Merger as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger in accordance with Section 253 of the DGCL.

Stock Options.  The Settlement Agreement provides that at or immediately prior to the effective time of the Merger, each option to purchase Shares that is outstanding, whether or not vested or exercisable, will vest and be canceled, and the Company will pay the holder of any such option at or promptly after the effective time of the Merger an amount in cash equal to the excess, if any, of the price of the Offer over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option. The Settlement Agreement also provides that, on the Acceptance Date, each unvested option to purchase Shares that are held by a member of the Company’s Board of Directors will vest and become exercisable, and will be treated, at the effective time of the Merger, in the manner stated above.

Rule 14d-10 Matters.  The Settlement Agreement provides for certain covenants on the part of the Company relating to Rule 14d-10 of the Exchange Act and approvals that are to be made by the Special Committee with respect to employment compensation, severance and other employee benefit plans entered into prior to the Acceptance Date.

Other Restrictions on Company Actions.  The Settlement Agreement provides that the Company, the Special Committee, the Company’s Board of Directors and the members of the Special Committee and the Company’s Board of Directors shall not (a) adopt or propose to adopt any stockholder rights plan prior to the termination of the Settlement Agreement or (b) commence (or threaten to commence) any litigation seeking to or that would reasonably be expected to impede, frustrate, prevent, enjoin, alter or materially delay the Offer or any of the other transactions contemplated by the Settlement Agreement, but only to the extent that any such litigation is based primarily on facts known to the members of the Special Committee as of the date of the Settlement Agreement.

Adverse Recommendation Change.  The Settlement Agreement provides that the Special Committee will (i) recommend that the Company’s stockholders tender their Shares in the Offer (the, “Special Committee Recommendation”) and (ii) not withhold, withdraw, qualify or modify in a manner adverse to KPN or fail to make the Special Committee Recommendation or publicly recommend or announce its intention to take any action or make any statement inconsistent with the Special Committee Recommendation.  However, the Settlement Agreement provides that if the Special Committee determines in good faith (after considering the advice of its outside legal and financial advisors) that continuing to make this recommendation could reasonably be determined to be inconsistent with its fiduciary duties under Delaware Law, then the Special Committee may make an adverse recommendation change, in which case the obligations of the Special Committee under the immediately preceding sentence will cease.  The Settlement Agreement further provides, however, that the Special Committee may not make an adverse recommendation change until after at least 48 hours following KPN’s receipt of written notice from the Company advising KPN that the Special Committee intends to make such an adverse recommendation change and the reasons therefor and the Special Committee considers any modifications proposed by KPN during such 48-hour period in order to eliminate the need for such adverse recommendation change.

Conditions to the Offer.  Pursuant to the Settlement Agreement, Purchaser is not required to accept for payment or pay for any Shares pursuant to the Offer if:

(a) the Settlement Agreement shall have been terminated in accordance with its terms; or

(b) at the expiration of the Offer;

(i)            the Majority-of-the-Minority Condition shall not have been satisfied;

(ii)         any of the other conditions to the Offer set forth in the Schedule TO (as amended by Amendment Nos. 1 through 7 thereto) shall not have been satisfied;

(iii)      the Special Committee shall have withheld, withdrawn, qualified or modified in a manner adverse to KPN or failed to make the Special Committee Recommendation or publicly recommended or announced its intention to take any action or make any statement inconsistent with the Special Committee Recommendation; and

(iv)        the Company shall not have (A) taken the actions necessary to cause the Specified Bylaw Amendments to become effective, (B) delivered to Purchaser the director resignations contemplated by the Settlement Agreement, which resignations shall be valid, binding and effective or (C) otherwise performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it as described under “—Directors and Officers”, “— Bylaw Amendments” and “—Rule 14d-10 Matters” above.

Subject to the terms and conditions of the Settlement Agreement, the foregoing conditions to the Offer are for the sole benefit of KPN, Purchaser and Merger Sub and, subject to the terms and conditions of the Settlement Agreement and the applicable rules and regulations of the SEC, may be waived by KPN, Purchaser or Merger Sub, in whole or in part, at any time; provided that Majority-of-the-Minority Condition is nonwaivable.

Termination.  The Settlement Agreement may be terminated and the Offer may be abandoned:

•                  at any time prior to the effective time of the Merger by mutual written agreement of the Company (provided that such termination has been approved by the Special Committee) and KPN; or

•                  by either the Company (provided that such termination has been approved by the Special Committee) or KPN, if prior to the Acceptance Date:

•                  the Acceptance Date has not occurred on or before January 8, 2010 (except that this right to terminate the Settlement Agreement will not be available to any party whose breach of any provision of the Settlement Agreement results in the failure of the Offer to be consummated by such time); or

•                  there is a law or final non-appealable judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer; or

•                  by KPN prior to the Acceptance Date if, prior to the Acceptance Date, the Special Committee has made an adverse recommendation change as described under “— Adverse Recommendation Change” above that remains in effect; or

•                  by the Company if Purchaser shall have terminated the Offer (other than in connection with a valid termination of the Settlement Agreement) or Purchaser shall fail to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer at the expiration thereof.

Effect of Termination.  If the Settlement Agreement is terminated in accordance with its terms, the Settlement Agreement will become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent or advisor of such party) to the other party; provided that if such termination results from a material breach of the Settlement Agreement, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such breach.  The termination of the Settlement Agreement will not, however, terminate the sections of the Settlement Agreement relating to the dismissal of the Delaware Litigation and New York Federal Litigation, the parties’ mutual releases, the termination of the Rights Agreement or certain of the Company’s covenants under “—Other Restrictions on Company Actions” above.

Expenses.  All costs and expenses incurred in connection with the Settlement Agreement will be paid by the party incurring such cost or expense.

Amendments or Waivers.  Any provision of the Settlement Agreement may be amended or waived prior to the effective time of the Merger if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Settlement Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that any such amendment or waiver by the Company will require the approval of the Special Committee.

The description of the Settlement Agreement is qualified in its entirety by reference to the full text of the agreement, which is attached hereto as Exhibit (a)(48) and incorporated herein by reference.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(47)	Joint press release issued by the Company and KPN on November 23, 2009 (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed November 23, 2009).
(a)(48)	Settlement Agreement dated as of November 23, 2009 between the Company and KPN (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed November 23, 2009).
(a)(49)	Presentation by Financial Advisor to the Special Committee, dated November 22, 2009.
(a)(50)	Presentation by Financial Advisor to the Special Committee, dated July 29, 2009.
(a)(51)	Presentation by Financial Advisor to the Special Committee, dated October 13, 2009.
(a)(52)	Opinion of Jefferies & Company, Inc., dated as of November 22, 2009 (attached as Annex C).
(a)(53)	Resignation Letter of Ofer Gneezy, dated November 23, 2009 (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed November 23, 2009).
(a)(54)	Resignation Letter of Gordon J. VanderBrug, Ph.D., dated November 23, 2009 (incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed November 23, 2009).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
		Name:	Mark S. Flynn
		Title:	Chief Legal Officer and Corporate Secretary

Dated: November 23, 2009

Exhibit Index

Exhibit No.	Description

(a)(47)	Joint press release issued by the Company and KPN on November 23, 2009 (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed November 23, 2009).
(a)(48)	Settlement Agreement dated as of November 23, 2009 between the Company and KPN (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed November 23, 2009).
(a)(49)	Presentation by Financial Advisor to the Special Committee, dated November 22, 2009.
(a)(50)	Presentation by Financial Advisor to the Special Committee, dated July 29, 2009.
(a)(51)	Presentation by Financial Advisor to the Special Committee, dated October 13, 2009.
(a)(52)	Opinion of Jefferies & Company, Inc., dated as of November 22, 2009 (attached as Annex C).
(a)(53)	Resignation Letter of Ofer Gneezy, dated November 23, 2009 (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed November 23, 2009).
(a)(54)	Resignation Letter of Gordon J. VanderBrug, Ph.D., dated November 23, 2009 (incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed November 23, 2009).

Schedule A

Certain Information Concerning the Directors and Executive Officers of the Company

The following table sets forth the name, current business address, current principal occupation or employment and the material occupations, positions, offices or employment for the past five years of each director and executive officer of the Company. Each person listed below is a citizen of the United States of America except for Messrs. Blok, Farwerck and van Ierland, who are citizens of The Netherlands.  During the past five years, neither the Company nor any of the listed persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which such person was or is subject to a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws or state securities laws.  The current business address and telephone number for each person listed below is c/o iBasis, Inc., 20 Second Avenue, Burlington, MA 01803, (781) 505-7500, except for Messrs. Blok and Farwerck whose current business address and telephone number is c/o Koninklijke KPN N.V., Maanplein 55, 2516 Ck, The Hague, The Netherlands, +31 70 446 2093.

Name	Current Principal Occupation or Employment, Five-Year Employment History

Eelco Blok

has served as one of the Company’s directors since October 2007. Mr. Blok is Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment of Koninklijke KPN N.V. (“KPN”) and has also been a member of the Board of Management of KPN since June 1, 2006. Mr. Blok joined KPN in 1983 and since then has held various management positions, including the Director of the Carrier Services, Corporate Networks, Fixed Net Operator and Corporate Strategy & Innovation departments. Most recently, Mr. Blok was Chief Operating Officer for a previously existing fixed division of KPN. From April until December 2004, Mr. Blok served as a member of the Board of Management of KPN.

Robert H. Brumley

has served as one of the Company’s directors since September 2005. In April 2008, Mr. Brumley returned as Managing Member of Pegasus Global, LLC, having resigned as President and Chief Executive Officer of TerreStar Networks and President and Chief Executive Officer of TerreStar Corporation. Prior to joining TerreStar in August 2005, Mr. Brumley was founder and managing member of Pegasus Global LLC, an international development and advisory services firm.

Charles N. Corfield

has served as one of the Company’s directors since September 1997. Since 2000, Mr. Corfield has been the Chief Executive Officer of SandCherry Networks, Inc. Mr. Corfield serves on the boards of directors of SandCherry, Pathogen Systems and Intuicom.

Joost Farwerck

has served as one of the Company’s directors since October 2007. Mr. Farwerck has been the Director of KPN’s Segment Wholesale Services & Operations department since January 1, 2006. From 2003 to 2005, Mr. Farwerck was the Director of KPN’s Carrier Services department. Prior to 2003, Mr. Farwerck was Secretary to the board of directors of KPN.

Paul H. Floyd

has served as the Company’s Senior Vice President Global Products, Networks and Systems since March 2008. From September 2001 until March 2008, Mr. Floyd was the Company’s Senior Vice President of R&D, Engineering and Operations and from April 2001 until September 2001, he was the Vice President of Research and Development.

Mark S. Flynn

has served as the Company’s Chief Legal Officer and Corporate Secretary since February 2007. Prior to joining the Company, from 2001 to 2006, Mr. Flynn was Vice President, General Counsel and Secretary of Imagistics International Inc., a NYSE traded provider of office imaging products and services.

Ofer Gneezy	co-founder of the Company, has served as the Company’s President, Chief Executive Officer and a director since the Company’s formation in August 1996, and was appointed Chairman of the Board

Name	Current Principal Occupation or Employment, Five-Year Employment History

in October 2007.

Edwin van Ierland

joined the Company in October 2007 as the Senior Vice President of Carrier Operations, and was promoted to Senior Vice President of Global Sales and Purchase in November 2007. From 1998 to 2007, Mr. van Ierland held positions of increasing responsibility within the management team of KPN, including Senior Vice President of KPN Global Carrier Services, Senior Vice President of KPN Carrier Services, and Vice President of KPN Fixed.

W. Frank King, Ph.D.	has been a private investor since November 1998 and one of the Company’s directors since June 2001.

Richard G. Tennant

has served as the Company’s Chief Financial Officer since October 2001 and was promoted on February 16, 2006 from Vice President of Finance and Administration to Senior Vice President of Finance and Administration.

Gordon J. VanderBrug, Ph.D.	co-founder of the Company, has served as the Company’s Executive Vice President, Assistant Secretary and a director since October 1996.

2

Annex C

Jefferies & Company, Inc. 520 Madison Avenue, 10th Floor New York, NY 10022 tel 212.284.2300 fax 212.284.2111 www.jefferies.com

November 22, 2009

Special Committee of the Board of Directors

iBasis, Inc.

20 Second Avenue

Burlington, Massachusetts 01803

Members of the Special Committee:

We understand that iBasis, Inc. (the “Company”), Koninklijke KPN N.V. (the “Parent”), and KPN B.V., a wholly-owned subsidiary of the Parent (the “Offeror”), propose to enter into a Settlement Agreement (the “Settlement Agreement”) pursuant to which, among other things, the Offeror would amend the terms of its tender offer (the “Tender Offer”) for all of the outstanding shares of the common stock, par value $0.001 per share (the “Common Stock”), of the Company that are not already owned by the Offeror to increase the price to $3.00 per share in cash (the “Consideration”).  The Settlement Agreement provides that if, following consummation of the Tender Offer, the Offeror owns at least 90% of the outstanding shares of Common Stock, the Offeror intends to cause the Company to enter into a merger (the “Merger”) in which all remaining outstanding shares of Common Stock not owned by the Offeror would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are collectively referred to as the “Transaction.”  The terms and conditions of the Transaction are more fully set forth in (i) the Settlement Agreement and (ii) the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Parent and the Offeror with the Securities and Exchange Commission on July 28, 2009 under cover of Schedule TO, as amended through Amendment No. 7 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Parent and the Offeror on November 9, 2009 (collectively, the “Schedule TO”). You have informed us that the Parent and its subsidiaries currently own approximately 56.3% of the outstanding shares of Common Stock.

You have asked for our opinion as to whether the Consideration proposed to be paid by the Offeror to the holders of shares of Common Stock pursuant to the Tender Offer and the Merger is fair, from a financial point of view, to such holders (other than the Parent and its affiliates).

In arriving at our opinion, we have, among other things:

(i)                                     reviewed the Schedule TO and a draft of the Settlement Agreement dated November 22, 2009;

(ii)           reviewed certain publicly available financial and other information about the Company;

(iii)                               reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)                              held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)                                 reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)                              compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)                           conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us.  We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading.  In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty.  The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof.  We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Special Committee of the Company’s Board of Directors (the “Special Committee”), including, without limitation, advice as to the legal, accounting and tax consequences of the terms of the Transaction to the Company and its stockholders.  In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Common Stock.  We have assumed that the final form of the Settlement Agreement will be substantially similar to the last draft reviewed by us.  We have assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases pursuant to the terms and conditions of the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction in any way meaningful to our analysis.

It is understood that our opinion is for the use and benefit of the Special Committee in its consideration of the Transaction, and our opinion does not address the relative merits of the Transaction as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Special Committee to engage in the Transaction or the terms of the Settlement Agreement or the documents referred to therein.  Our opinion does not constitute a recommendation to the holders of any shares of Common Stock as to whether or not such holders should tender their shares pursuant to the Tender Offer or as to any other matter.  In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock (other than the Parent and its affiliates).  We express no opinion as to the price at which shares of Common Stock will trade at any time.  Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration proposed to be paid to the holders of shares of Common Stock.  Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Special Committee to act as financial advisor to the Special Committee in connection with the Tender Offer.  We have received fees, and expect to receive additional fees, for our services in connection with our engagement, including a fee that is payable upon delivery of this opinion, fees that will be payable whether or not the Tender Offer is completed, and a fee that would be payable upon the consummation of

2

the Tender Offer.  We also will be reimbursed for expenses incurred.  The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.  We maintain a market in the securities of the Company and the Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or the Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.  In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, the Parent, the Offeror or entities that are affiliated with the Company, the Parent or the Offeror, for which we would expect to receive compensation.  Except as otherwise expressly provided in our engagement letter with the Special Committee, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of shares of Common Stock pursuant to the Tender Offer and the Merger is fair, from a financial point of view, to such holders (other than the Parent and its affiliates).

Very truly yours,

JEFFERIES & COMPANY, INC.

3